SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON OCTOBER 27, 2006

Date, time and place: Held on October 27, 2006, at 9:00 am, at Rua Gomes de Carvalho, no. 1.629, 15º floor, Vila Olímpia, CEP 04547-006, in the City of São Paulo, State of São Paulo. Attendance: Totality of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call: Held in writing, under the terms and with the antecedence set forth in the Company’s By-Laws. Agenda: Resolve on: (i) presentation of the Company’s Committees; (ii) approval of the financial statements related to the third quarter of the corporate year of 2006; (iii) approval of the proposal of the Management to pay quarterly intercalary dividends based on the profits verified at the financial statements related to the third quarter of the corporate year of 2006; and (iv) presentation regarding Flight 1907. Resolutions taken: After necessary clarifications: (i) the members of the Company’s Committees attending the meeting presented the respective recommendations. After the analysis of the financial statements, the Audit Committee recommended the Board to approve the financial statements related to the third quarter of the corporate year of 2006. The Corporate Governance and Nomination Committee presented the developments of the plan designed to improve the activities and organization of the Committees and the Board of Directors. The Risk Policy Committee presented its activities referring to the third quarter of 2006 and plans for the remaining quarter and following periods. The Financial Policy Committee presented its activities relating to the third quarter of 2006 and plans for the remaining quarter and following periods and the People Management Policies Committee presented its plan of activities; (ii) after the analysis of the financial statements, and considering the Audit Committee’s recommendation, the members of the Board have unanimously approved the financial statements related to the third quarter of the corporate year of 2006. Therefore, such financial statements, duly approved and initialized by the Presiding Board, will be filed at the Company’s headquarter and will be published within legal term; (iii) the Board received from Management the proposal to pay intercalary dividends, according to the policy of quarterly payment of intercalary dividends, based on the profits verified on the third quarter of the corporate year of 2006. The Board approved the Management proposal, thus approving the payment of quarterly intercalary dividends to the shareholders, calculated based on the profits verified on the financial statements referred to the third quarter of 2006, in the amount of R$ 32,592,000.00 (thirty two million, five hundred and ninety two thousand reais) representing R$ 0.16611 per share. The shareholders listed in the shareholder registry as of November 13, 2006 will be entitled to receive the dividends now approved and the

Company’s shares will be traded “ex” dividends as of, and including, November 14, 2006. The dividends now approved will be paid on December 26, 2006, with no remuneration whatsoever, and will be imputed to mandatory dividends related to the corporate year of 2006; and (iv) it was made a presentation to the members of the Board, regarding the accident occurred to the flight 1907 and about the measures taken. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, October 27, 2006.

Presiding Board:

Constantino de Oliveira Jr. - Chairman

Henrique Constantino - Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.